Filed Pursuant to Rule 424(b)(5)

Registration No. 333-258322

SUPPLEMENT NO. 1 DATED NOVEMBER 20, 2023

To Prospectus Supplement Dated August 18, 2021

as amended by Amendment No. 1, dated November 30, 2021

(To Prospectus dated July 30, 2021)

$300,000,000

Aemetis, Inc.

Common Stock

This Supplement No. 1 to Prospectus Supplement, or this supplement, supplements certain information contained in our prospectus supplement dated August 18, 2021 (as amended by Amendment No. 1, dated November 30, 2021, the prospectus supplement), which relates to the sale of shares of our common stock in an “at the market offering” pursuant to an At Market Issuance Sales Agreement, or the sales agreement, with H.C. Wainwright & Co., LLC, or the distribution agent, dated January 26, 2021, as amended on August 18, 2021. This supplement is not complete without, may not be delivered or utilized except in conjunction with, and should be read in conjunction with the prospectus supplement and the prospectus dated July 30, 2021, each of which are to be delivered with this supplement. This supplement amends and/or supplements only those sections of the prospectus supplement listed in this supplement; all other sections of the prospectus supplement remain as is.

Our common stock is listed on The Nasdaq Stock Market under the symbol “AMTX.” On November 20, 2023, the last reported sale price of our common stock on The Nasdaq Stock Market was $4.88 per share.

Investing in our securities involves a high degree of risk. See the “Risk Factors” section beginning on page S-3 of this supplement and the corresponding sections in the accompanying prospectus supplement and base prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2022, as well as our subsequent filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, which are incorporated by reference into the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this supplement, the prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this supplement is November 20, 2023

RECENT DEVELOPMENTS

Financial Updates for Third Quarter 2023

On November 9, 2023, we announced our financial results for the three and nine months ended September 30, 2023. Revenues of $68.7 million for the third quarter of 2023 reflect our India Biodiesel segment fulfilling $20.1 million of supply contracts from the three Indian government-owned Oil Marketing Companies combined with our California Ethanol segment generating $47.4 million of revenue from the restart of the Keyes ethanol plant. Investments in capital projects of $18.6 million were made during the first nine months of 2023, further indicating progress on our carbon intensity reduction projects.

Net income was $30.7 million for the third quarter of 2023 and basic earnings per share was $0.79 for the third quarter of 2023, which includes the sale of $63 million of Inflation Reduction Act (“IRA”) investment tax credits related to the Aemetis Biogas assets for cash proceeds of $55.2 million. We repaid $50.2 million to our senior lender as payments against existing high-interest rate debt obligations in October.

Operational Updates for Third Quarter 2023

Aemetis has achieved several milestones that we believe will help enable the transition to positive cash flows from our operating businesses in California and in India.

India - We expanded the production capacity of biodiesel at our India plant to 60 million gallons per year, which allows us to meet rapidly expanding demand for biodiesel by the three India government-owned Oil Marketing Companies.

California Renewable Natural Gas – We closed the second $25 million USDA guaranteed loan that provides funds to build biogas digesters for an additional eight dairies, bringing our total to $50 million of committed USDA REAP based project financing to build fifteen fully funded dairy digesters that, in combination with one other constructed digester and another under construction, are designed to produce a combined 400,000 MMBtu of renewable natural gas (“RNG”) each year. Our RNG business currently includes seven operating dairy digesters, a biogas collection pipeline that leads to a centralized upgrading hub, and an interconnect to PG&E’s natural gas pipeline. We are actively expanding the number of digesters and dairies, with seven digesters serving ten dairies under construction and more in various stages of development as part of our plan to increase production to 1.6 million MMBtu per year of RNG at our upgrading hub.

California Ethanol – We completed an extended maintenance and upgrade cycle for our Keyes ethanol plant that included the installation of key components of our energy efficiency upgrades intended to significantly reduce the use of fossil-based natural gas at the plant. The plant’s new solar microgrid with battery back-up is expected to begin supplying electricity to the plant within the next few months. We have made progress on the engineering and procurement of a new mechanical vapor recompression system that is expected to be installed by the end of 2024.

We have also completed key milestones for two of our development projects.

Riverbank SAF/RD – In September 2023, we received approval of the Use Permit and CEQA for the development of our sustainable aviation fuel and renewable diesel (“SAF/RD”) plant in Riverbank, California. The plant is currently designed to produce 90 million gallons per year of SAF/RD from renewable oil and fats obtained from our other biofuels plants and other sources. The plant will use low-carbon hydroelectric electricity and renewable hydrogen that is generated within the plant’s own processes using byproducts of the SAF/RD production. We are continuing with the engineering and other required development activities for the plant.

Carbon Capture and Underground Sequestration – In May 2023, we received a permit from the State of California to build a geologic characterization well that will provide information for the permitting and design of our Carbon Capture and Underground Sequestration (“CCUS”) well in Riverbank, California. We plan to construct that well in the first half of 2024 and are at the same time continuing with the engineering, permitting and other development activities for the sequestration well.

Our current and planned businesses produce renewable fuels and reduce carbon emissions, while generating valuable federal tax credits, Renewable Fuel Standard credits, and California Low Carbon Fuel Standard credits. These carbon credits are needed by the energy industry, corporations and companies seeking to decarbonize their operations or to offset their carbon emissions.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risks described below, together with the other information in the prospectus supplement and the accompanying base prospectus and the information contained in our other filings with the SEC as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC, which are incorporated by reference in the prospectus supplement and the accompanying base prospectus in their entirety, together with other information in the prospectus supplement, the accompanying base prospectus, the information and documents incorporated by reference herein and therein, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risks Related to Our Overall Business

We are in the process of developing SAF/RD, CCUS, dairy digester, and other projects, and the success of such projects depends on many factors; as such, cash flows and revenue projections may not be achieved.

We are actively developing projects designed to reduce emissions of greenhouse gases. These include (i) a biofuels production plant in Riverbank, California designed to produce SAF/RD using renewable fats and oils obtained from existing Aemetis biofuels plants and other sources, (ii) Carbon Capture and Underground Sequestration (“CCUS”) projects designed to compress and inject CO₂ into deep wells for long-term sequestration of carbon underground, (iii) additional dairy digesters at new locations, along with associated infrastructure for transporting and producing biogas and Renewable Natural Gas. We also plan to develop additional projects beyond those listed here.

Each of these development projects depends on completing all necessary development activities, including, but not limited to, obtaining necessary regulatory approvals and permits, acquisition of property rights, contracting, engineering and cost estimating, determination of feasibility, funding of project development costs, construction financing, construction, and startup. There is no certainty that we will successfully complete all the necessary development activities for any particular project, that a project will ultimately be built, that a project will be built or operational according to our planned schedule, or that a project will ultimately generate revenue or contribute to our cash flows, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We rely on the availability of tax credits, carbon credits, grants, and other regulatory and financial incentives. The expiration, elimination, modification, or reduction of these regulations, credits, and incentives could adversely impact our business.

U.S. and India federal, state, and local governments provide regulations and incentives for operations and projects that are designed to promote renewable fuels and reduce carbon emissions. Each of our currently operating businesses and development projects are expected to generate revenue, cash, and credits from these government programs. In particular, we have used and plan to continue to use the provisions of the Internal Revenue Code (“IRC”) and the Inflation Reduction Act (“IRA”) amendments to the IRC in 2022 that provide Investment Tax Credits, Production Tax Credits, and other credits, and that allow us to either use the credits or to monetize the credits by selling them to third parties. These include certain transferrable IRA tax credits generated from our qualified biogas facilities. We also currently generate and plan to continue to generate credits under the federal Renewable Fuel Standard (“RFS”) and the California Low Carbon Fuel Standard (“LCFS”). Our India plant produces biofuel to help India meet the goals of its National Policy on Biofuels. The IRA, RFS, LCFS and other regulations, as well as our ability to qualify for and monetize the tax credits, carbon credits, grants and other financial incentives available thereunder, are subject to modifications, additional regulatory requirements or limits, varying interpretations, reduction, expiration, and other changes. These can occur with or without advance notice, may affect our past business activities or future plans, and may occur for a variety of reasons resulting from legislation, new or changing regulations, regulatory interpretation, court cases, and other sources. These regulatory programs, credits, and incentives have been and will continue to be material to our business and to our projects under development. Changes to regulations and reductions in or expirations of governmental credits and incentives could adversely impact our revenue, increase cost of materials, and reduce the size of our addressable market, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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